

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 26, 2006

Mr. Paul Fulton
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

> **Re: Lihir Gold Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **Response Letter Dated October 6, 2006**
> **File No. 0-26860**

Dear Mr. Fulton:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 1 – Summary of Significant Accounting Policies

(vi) Deferred Mining Costs, page F-7

1.   We note your response to prior comment one and remain unclear why the application of a deferred stripping ratio to pre-production stripping costs is a consistent method of attributing costs associated with a specific pit given that you apply the units-of-production method to amortize all other pit specific development costs. Accordingly, please clarify why you believe these differing methods are appropriate.

Mr. Paul Fulton
Lihir Gold Limited
October 26, 2006
Page 2

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersh at (202) 551-3719 or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief

cc: Mr. Burr Henly, Sullivan & Cromwell